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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC  20549

                                  FORM 11-K

            (X)  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the Fiscal Year Ended December 31, 1994

           ( )  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the Transition Period From ____ to ____

                        Commission File Number 1-11237



               AT&T CAPITAL CORPORATION EXCESS BENEFIT PLAN



                           AT&T CAPITAL CORPORATION

          A DELAWARE                             I.R.S. EMPLOYER
          CORPORATION                            NO. 22-3211453

            44 Whippany Road, Morristown, New Jersey 07962-1983

                      Telephone Number 201-397-3000









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                               TABLE OF CONTENTS


Signatures                                                       3

Report of Independent Accountants                                4

Statement of Financial Condition at December 31, 1994            5

Statement of Income and Changes in Plan Equity for the year
  ended December 31, 1994                                        6

Notes to Financial Statements                                    7

Consent of Independent Accountants                              10



(Financial statement schedules are not included because of the absence of conditions under which they are required.)





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                               SIGNATURES


     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the members of the Administrative Committee of the AT&T Capital Corporation Excess Benefit Plan have executed this annual report.

                           AT&T CAPITAL CORPORATION EXCESS BENEFIT PLAN


                           Date:  March 29, 1995

                                                       Ruth A. Morey
                                             By ___________________________
                                                       Ruth A. Morey,
                                                Corporate Resources Officer


                           Date:  March 29, 1995

                                                    G. Daniel McCarthy
                                             By____________________________
                                                    G. Daniel McCarthy,

                                              Chief Risk Management Officer


                           Date:  March 29, 1995

                                                    Edward M. Dwyer
                                             By____________________________
                                                    Edward M. Dwyer,
                                                Chief Financial Officer



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                        REPORT OF INDEPENDENT ACCOUNTANTS
                        _________________________________



To the Participants and Administrative Committee of the AT&T Capital Corporation Excess Benefit Plan:


     We have audited the accompanying statement of financial condition of the AT&T Capital Corporation Excess Benefit Plan (the "Plan") as of December 31, 1994, and the related statement of income and changes in plan equity for the year ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1994, and the income and changes in plan equity for the year ended December 31, 1994, in conformity with generally accepted accounting principles.



                                                COOPERS & LYBRAND L.L.P.



1301 Avenue of the Americas
New York, New York
March 29, 1995

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                   AT&T CAPITAL CORPORATION EXCESS BENEFIT PLAN
                         STATEMENT OF FINANCIAL CONDITION
                              At December 31, 1994



Asset:

Receivable from Employer  (Note 2)                $663,867
                                                  ________

Total Plan asset:                                 $663,867
                                                  ========



Total Plan equity                                 $663,867
                                                  ========





The accompanying notes are an integral part of these financial statements.
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                     AT&T CAPITAL CORPORATION EXCESS BENEFIT PLAN
                    STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                        For the Year Ended December 31, 1994




Additions:

  Employer Contributions (Note 1)                 $663,867
                                                  ________

Total additions                                    663,867

Plan equity at January 1, 1994 (Note 1)                  -
                                                  ________

Plan equity at December 31, 1994                  $663,867
                                                  ========



The accompanying notes are an integral part of these financial statements.

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                AT&T CAPITAL CORPORATION EXCESS BENEFIT PLAN
                       NOTES TO FINANCIAL STATEMENTS


1. Description of Plan

     The following description of the AT&T Capital Corporation Excess Benefit Plan (the "Plan"), a nonqualified defined contribution plan, provides a summary of the material terms of the Plan.

General

     AT&T Capital Corporation (the "Company" or "Employer") sponsors the AT&T Capital Corporation Retirement and Savings Plan (the "RSP"), a qualified defined contribution plan covering employees of the Company and its domestic subsidiaries. Effective January 1, 1994, the Company adopted the Plan to allow eligible employees to receive contributions that are limited under the RSP by Section 415 of the Internal Revenue Code (the "IRC") to the lesser of $30,000 or 25% of the participant's taxable wages (up to the IRC compensation limit pursuant to Section 401(a)(17) of $150,000 in 1994). Under the RSP, participants are entitled to make before and after-tax contributions limited to 12% of pay. The Company makes a matching contribution equal to 66-2/3% of the participants first 6% of contributions (the "Company match"). In addition, the Company makes annual contributions (the "uniform points contributions"), approximately equal to 9% of employee pay, as defined in the RSP. The uniform points contributions are allocated to participants based on years of service and pay. Participants in the RSP with aggregate participant and Employer contributions for the year that exceed the IRC limitations automatically participate in the Plan. The provisions of the Plan allow for Company match and uniform points contributions, in excess of IRC limits described above, to be credited to participant accounts under the Plan. RSP participant before and after-tax contributions exceeding these IRC limitations will be refunded to the participant.

Vesting

     Plan participants employed by the Company before January 1, 1994, are fully vested in the Company match and related earnings. Participants first employed by the Company after December 31, 1994, become fully vested within a maximum of 1-1/2 years of continuous service.
 Participants vest in the uniform points contributions and related earnings over 5 years of continuous service at a rate of 20% per year.

     Regardless of the number of years of continuous service, a participant shall be fully vested in the Company match and uniform points contributions on reaching his or her 65th birthday, because of a disability, or upon the occurrence of certain other events.
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Forfeitures

     Non-vested contributions credited under the Plan are forfeited upon termination. There were no forfeitures under the Plan during the year ended December 31,1994.

Payment of Benefits

     The vested portion of a participant's account will be paid to the participant in 60 monthly installments upon the participant attaining the age of 65. The Company, in its sole discretion, may commence such payments to a terminated participant prior to their 65th birthday. Upon death, a lump sum payment equaling the vested portion of the participant's account will be paid to the participant's beneficiary.



2. Accounting Policies

Funding

     The Plan is considered an unfunded nonqualified deferred compensation plan under the IRC, and therefore, not subject to most of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). However, as of December 31, 1994, the Company had accrued the amount due under the Plan, and such accrual is reflected on its financial statements. The Company currently intends to establish an irrevocable grantor trust in 1995 with a third party trustee. Benefits payable under the Plan will be paid from the general assets of the Company.

Administrative Costs

     All costs and expenses of the Plan are paid by the Company.

Receivable from Employer

     The receivable from the Company represents uniform points contributions due under the Plan at December 31, 1994. There was no Company match due under the Plan at December 31, 1994.

Earnings on Plan assets

     Plan assets will earn interest at a rate no less than the rate of return on investments in the Merrill Lynch Government Fund or similar investment option. Earnings on Employer contributions will commence as of December 31 of that year.


3. Administration of the Plan

     The Plan is administered by an Administrative Committee appointed by the Compensation Committee of the Company's Board of Directors. Merrill Lynch has been appointed as recordkeeper for the Plan.

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4. Federal Income Tax Status

     The Plan is a nonqualified deferred compensation plan under Section 415 of the IRC. Earnings on plan assets in the irrevocable grantor trust to be established by the Company will be taxable to the Company. Plan participants are not taxed, for federal income tax purposes, on Company contributions to the Plan or earnings on Plan assets until the taxable year in which such contributions are received by the participant.



5. Plan Termination

     Although it has not expressed any intention to do so, the Compensation Committee reserves the right to modify, suspend, change, or terminate the Plan at any time.

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                     CONSENT OF INDEPENDENT ACCOUNTANTS
                     __________________________________

We consent to the incorporation by reference in the registration statement of AT&T Corp. on Form S-8 (File No. 33-50821) of our report dated March 29, 1995, on our audit of the financial statements of the AT&T Capital Corporation Excess Benefit Plan, as of December 31, 1994, and for the year ended December 31, 1994, which report is included in this Annual Report on Form 11-K.



                                        COOPERS & LYBRAND L.L.P.



1301 Avenue of the Americas
New York, New York
March 29, 1995